Mail Stop 3561

May 20, 2009

Yue Kou, Chief Financial Officer
Dragon Jade International Limited
Suite 14B, Empire Land Commercial Center
81-85 Lockhart Road
Hong Kong SAR, China

       Re: **Dragon Jade International Limited**
                 Amendment No. 1 to Registration Statement on Form 20-F
                 Filed May 5, 2009
                 File No. 0-53593

Dear Ms. Kou:

       We have reviewed your letter dated April 27, 2009 in response to our comment letter dated April 8, 2009 and your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. On the EDGAR system, we note that you tagged your initial registration statement filed March 9, 2009 as "20FR12G," which was the correct tag regarding that submission type. However, we note also that you tagged Amendment No. 1 to your registration statement filed May 5, 2009 as "20-F/A," which is not the correct tag for that submission type. Therefore, regarding all subsequent amendments to this registration statement, please use the tag "20FR12G/A" as the submission type for those documents. For a more detailed description of our forms and their descriptions, please see our Index to Forms document located on our website at the following Internet address: www.sec.gov/info/edgar/forms/edgform.pdf.

2. On the top of Amendment No. 1 to your registration statement, you indicate that you filed that amendment with us on March 9, 2009. However, you filed Amendment No. 1 to your registration statement with us on May 5, 2009. In subsequent amendments, please indicate the correct date on which you file the amendment at the beginning of your document.

Item 3. Key Information, page 2

A. Selected financial data, page 2

3. We note your response to comment nine from our letter dated April 8, 2009. In that response, you indicate that you added interim selected financial information as of November 30, 2007 to the table, but this information does not appear to be included. Please provide comparative interim selected financial data pursuant to Item 3.A.1 of Form 20-F. Additionally, please include in the table the supplemental information that you submitted on May 8, 2009 in your letter dated April 27, 2009.

D. Risk Factors, page 4

4. We note your response to comment 12 from our letter dated April 8, 2009. Please revise the last risk factor on page five and the first risk factor on page eight so that they clearly and concisely convey the actual risks to you. Also, please revise your last risk factor on page five so that it does not contain generic or boilerplate language that could apply to any issuer or any offering.

5. Further, your second-to-last paragraph on page four appears to be a separate risk factor; however, you have not underlined the first sentence of this paragraph, as you have for your other risk factors, so as to set forth a sub-caption that adequately describes the risk. Therefore, please underline this risk factor's first sentence or tell us why it is not appropriate for you to do so.

Item 4. Other Information, page 9

A. History and Development of the Company, page 9

6. We note your response to comment 17 from our letter dated April 8, 2009. Please further explain in your disclosure what you mean by "investment holding company."

7. We note your response to comment 19 from our letter dated April 8, 2009. In your new disclosure, you provide the consideration exchanged as part of the August 25, 2008 agreement between you and the former shareholders of KASH Strategic, Ltd. for you to acquire 100% ownership of KASH. Also, in your response, it appears that you provide the business reasons that you engaged in this transaction, but we were unable to locate this information in your registration statement. Therefore, please tell

us where in the document you have included your response or revise your document to include this information. Further, in your document, please describe the material details of the August 25, 2008 agreement, in addition to the consideration, if any.

B. Business Overview, page 9

8. We note your response to comment 21 from our letter dated April 8, 2009. In your new disclosure based on this response, you state that you provide business consultancy services to your customers without any limitation or restriction as to client size, industry or business. Please expand your description of the various types of business consultancy services you provide and disclose the various fees you assess for each of the services you offer and the manner in which you assess those fees. Also, we note in your new disclosure that members of your senior management solicit clients through individual marketing efforts, personal presentations and referrals. Please discuss in greater detail these practices, including how management identifies prospective clients and uses each solicitation method to attract those prospective clients. Further, please discuss the impediments to acquiring customers for your services.

D. Property, Plants, and Equipment, page 10

9. We note your response to comment 22 from our letter dated April 8, 2009. Please confirm whether the office space you lease is adequate for your operational needs.

Item 5. Operating and Financial Review and Prospects, page 10

A. Operating results, page 10

10. We note your response to comment 23 from our letter dated April 8, 2009. However, it does not appear that you have fully discussed the changes in operation and cash flow amounts between the periods or explained the reasons behind the period-to-period changes. In particular, we ask that you please address the following:

- disclose the expenses you reduced in order to reduce your Selling, General and Administrative Expenses to $22,788 through the first nine months of 2008 from $32,728 for the comparable period in 2007;

- explain the reason or reasons that your selling, general and administrative expenses for KASH Strategic Ltd. fluctuated from $78,843 in fiscal 2006 to $105,150 in fiscal 2007 to $76,556 in fiscal 2008;

- discuss the expenses that you reduced in order to reduce your total expenses from $105,150 for fiscal year 2007 to $36,556 for fiscal year 2008 and how this reduction has affected your ability to conduct your operations; and

- disclose the reasons for the changes in net revenues between the years ended March 31, 2006 and March 31, 2007 and between the eight months ended November 30, 2007 and the eight months ended November 30, 2008.

11. We note your response to comment 24 from our letter dated April 8, 2009. Please expand your discussion regarding your plan of operations going forward and please describe the substantial efforts you intend to devote to marketing during 2009.

12. We note your response to comment 25 from our letter dated April 8, 2009. It does not appear that you have incorporated your response detailed in your letter dated April 24, 2009 into your registration statement. Please revise your registration statement to state, if true, that the extra work you conducted in 2008 was a market research project that was performed pursuant to a contract entered into in 2007.

B. Liquidity and capital resources, page 11

13. We note your response to comment 26 from our letter dated April 8, 2009. Please specifically state in your registration statement if you have sufficient working capital to meet your current operating needs for the next 12 months. Please state the amount of working capital you need to continue your operations as intended for the next 12 months.

14. We note your response to comment 27 from our letter dated April 8, 2009. In that response and in your new disclosure, you state that Mr. Wong and Mr. Hung are not legally obligated to provide liquidity to you. Therefore, please provide the basis for your expectations that they may provide you with liquidity in the future.

Item 6. Directors, Senior Management and Employees, page 11

B. Compensation, page 12

15. We note your response to comment 30 from our letter dated April 8, 2009. In this regard, it appears that your financial statements do not reflect compensation expense since your officers have agreed to forgo compensation. Please disclose this fact in the footnotes to the financial statements and include some indication of the amount of donated services these officers provide

Item 7. Major Shareholders and Related Party Transactions, page 14

B. Related Party Transactions, page 14

16. We note your response to comments 34 and 35 from our letter dated April 8, 2009. In response to comment 34, you state that Mr. Wong, Mr. Hung and Metrolink Holdings

Ltd. advanced $115,654.00, $34,696.00 and $46,262.00, respectively, to KASH Strategic Ltd. However, in your registration statement, you state that the total amount you owe to Mr. Wong, Mr. Hung and Metrolink Holdings is $115,654.00, of which you owe Mr. Wong $34,969.20, Mr. Hung $34,969.20 and Metrolink Holdings $46,261.60. Also, the $34,969.20 you owe Mr. Wong, the $34,969.20 you owe Mr. Hung, and the $46,261.60 you owe Metrolink Holdings totals $116,200.00 not $115,654.00. Please clarify the amount you owe Mr. Wong, Mr. Hung and Metrolink Holdings as a whole and individually and revise your document as necessary.

17. We note your new disclosure on page 14 regarding KASH Strategic Ltd.'s private placement. In that disclosure, you state that you placed the subscription funds in Asset Intelligence Ltd.'s bank account and that your operational expenses and incorporation costs were paid from that account. Please explain why you deposited the $41,000 into Asset Intelligence's bank account, when you expect to receive the $27,447 from Asset Intelligence, whether your expenses and revenues continue to be paid from this account and whether the terms of keeping the funds in this account have been fair to you.

18. We note your response to comment 37 from our letter dated April 8, 2009. Please disclose in this section the details regarding the $1,000 due to a founder shareholder, including the identity of the individual and if the terms of the transaction were fair to you.

Item 9. The Offer and Listing, page 15

A. Offer and listing details, page 15

19. We note your response to comment 40 from our letter dated April 8, 2009. We are unable to locate the changes in your registration statement that you reference in your letter dated April 27, 2009 and, therefore, we reissue comment 40.

Signatures, page 20

20. We note your response to comment 44 from our letter dated April 8, 2009. However, it does not appear that your Chief Financial Officer provided the proper conformed signature. Therefore, in subsequent amendments please include Yue Kou's name above as well as below the signature line.

Interim Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

21. We note your response to comment 45 from our letter dated April 8, 2009. In that response, you revised the balance sheets to include information from inception to

March 31, 2005. However, it is unclear how this revision is responsive to our comment. As requested, please revise to also present the balance sheet as of the end of the preceding fiscal year next to your most recent interim balance sheet. Refer to Item 8.A.5 of Form 20-F.

Consolidated Statements of Cash Flows, page F-4

22. We note your response to comment 47 from our letter dated April 8, 2009. However, we are unclear about how your response answers our comment. Please revise your response with a view toward disclosing how the purchase price was computed and a description of the accounting acquiree's assets. If these amounts do not reconcile to the $2,359 on page F-4, please tell us the reasons.

23. We note your response to comment 48 from our letter dated April 8, 2009. However, we are still unclear about what the line item "Cumulative Translation Adjustment" represents in the statement of cash flows. If you mean to indicate that these amounts are the effect of exchange rate changes on cash balances, please revise the line item to disclose this fact and tell us why such amounts agree to the Cumulative Translation Adjustment. If the adjustments relate to other transactions for which cash was received or paid, please explain to us why the adjustments are not accounted for as transaction gains/losses.

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-5

24. We note your response to comment 49 from our letter dated April 8, 2009. However, you have not revised the line item in the statement of changes in stockholders' equity. In addition, you do not address the remainder of our comment. Please describe the transaction related to the issuance of 900,000 shares and your accounting in a footnote to the financial statements. To the extent it represents a debt to equity conversion, please disclose the details of the transaction. Disclosures should include how the transaction was valued and whether it was recorded at fair value or book value, and whether the terms were pursuant to an agreement or negotiated. Finally, if it represents a conversion, note the requirement to disclose non-cash transactions pursuant to paragraph 32 of SFAS no. 95. We may have further substantive comments.

25. We note your response to comment 50 from our letter dated April 8, 2009. However, you did not explain what the line item for the "Effects of the reverse merger" represents. Further, it is still not clear how you accounted for the recapitalization. In this regard, you may want to define "took up." Please revise your financial statements to retroactively reflect the change in capitalization of KASH Strategic Ltd. for all periods presented. In doing so, the equivalent number of shares of common stock of Dragon Jade International Ltd. received in the exchange by the stockholders of KASH should be allocated to the capital transactions of KASH and the shares

retained by Dragon Jade's shareholders should be reflected as issued on November 5, 2008 in return for the net assets of Dragon Jade.

Note 2. Summary of Significant Accounting Policies, page F-6

(g) Revenue Recognition, page F-7

26. We note your response to comment 51 from our letter dated April 8, 2009. However, it appears you did not revise your disclosures as requested. Please clarify what is meant by proportion basis. If you intend to indicate that revenue is recognized as work is performed, indicate how you determine the extent of progress.

(l) Stock-Based Compensation, page F-8

27. We note your response to comment 52 from our letter dated April 8, 2009. Please revise your disclosure to include the information contained in the final sentence of your response.

(m) New Accounting Pronouncements, page F-8

28. We note your response to comment 53 from our letter dated April 8, 2009 and the revisions to your disclosure. Please revise your disclosure to state that SFAS 157 is effective for fiscal years beginning after November 15, 2007, or your fiscal year ending March 31, 2009.

Note 3. Reverse Merger, page F-9

29. We note your response to comment 54 from our letter dated April 8, 2009. Please revise your disclosure to include the information stated in your response.

Annual Financial Statements, page F-12

30. Please address the comments above in your annual financial statements as applicable.

31. We note your response to comment 56 from our letter dated April 8, 2009. Please be advised that the staff considers a registration statement under the 1934 Exchange Act to be an initial public offering. However if you are able to make the representations contained in Instruction 2 to Item 8.A.4 of Form 20-F, we will waive this requirement.

Statements of Changes in Stockholders' Deficit, page F-18

32. We note your response to comment 59 from our letter dated April 8, 2009. Please revise your disclosure to include a statement of comprehensive income in the financial statements pursuant to SFAS no. 130.

Note 6. Related Party Transactions, page F-24

33. We note your response to comment 60 from our letter dated April 8, 2009. Please tell us how footnote (a) under the table relates to the information in the table, or remove the footnote if it does not apply.

*　　*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and your amendment.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Levenson, Esq.
        Law Offices of David J. Levenson
        Via Facsimile